Exhibit 99.1

Company announcement – No. 24 / 2020

Zealand Pharma announces amendments to its Articles of Association following the granting of warrants

Copenhagen, April 29, 2020 – Zealand Pharma A/S (Nasdaq: ZEAL) (CVR-no. 20045078), a biotechnology company changing lives with innovative peptide-based medicines, today announced that its Articles of Association have been amended to reflect the recent grant of warrants to the Company’s Executive Management and Corporate Management, as announced in Company Announcement no. 21 / 2020 on April 15, 2020.

The warrant program is an incentive scheme reflecting Zealand’s objective to attract and retain first-rate employees and help ensure shared short- and long-term interests for the management, employees and shareholders of the Company.

The amendments to Zealand’s Articles of Association entailed by the share capital increase have been registered today with the Danish Business Authority.

# # #

About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq: ZEAL) ("Zealand") is a biotechnology company focused on the discovery, development, and commercialization of next generation peptide-based medicines that change the lives of people living with metabolic and gastrointestinal diseases. More than 10 drug candidates invented by Zealand have advanced into clinical development, of which two have reached the market. Zealand’s robust pipeline of investigational medicines includes three candidates in late stage development, and one candidate being reviewed for regulatory approval in the United States. Zealand markets V-Go®, an all-in-one basal-bolus insulin delivery option for people with diabetes. License collaborations with Boehringer Ingelheim and Alexion Pharmaceuticals create opportunity for more patients to potentially benefit from Zealand-invented peptide therapeutics.

Zealand was founded in 1998 in Copenhagen, Denmark, and has presence throughout the U.S. that includes key locations in New York, Boston, and Marlborough (MA). For more information about Zealand’s business and activities, please visit www.zealandpharma.com.

Forward-Looking Statement

The above information contains forward-looking statements that provide Zealand Pharma’s expectations or forecasts of future events. Such forward-looking statements are subject to risks, uncertainties and inaccurate assumptions, which may cause actual results to differ materially from expectations set forth herein and may cause any or all of such forward-looking statements to be incorrect. If any or all of such forward-looking statements prove to be incorrect, our actual results could differ materially and adversely from those anticipated or implied by such statements. All such forward-looking statements speak only as of the date of this press release and are based on information available to Zealand Pharma as of the date of this release.

For further information, please contact:

Zealand Pharma Investor Relations

+45 50 60 38 00

investors@zealandpharma.com

Lani Pollworth Morvan, Investor Relations and Communication

lpm@zealandpharma.com